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EXHIBIT 99.01

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SECOND QUARTER REPORT - 2000

DEAR FELLOW SHAREHOLDERS:

During the second quarter of the year, we continue to face very low gold prices. The average price for the quarter was $280 per ounce compared to $290 per ounce during the first quarter.

The Corporation's efforts to reduce the cost of its activities, together with the discontinuance of operations at the Mineral Ridge Mine enabled the Corporation to reduce its losses to $775,000 for the three months ended June 30, 2000, compared to a net loss of $4.5 million in the same period in 1999. At the end of the quarter, the Corporation had a net working capital of $1.9 million and cash of $0.9 million, including unsold gold bullion. Hycroft gold production continued to exceed expectations, and by the end of the quarter Hycroft had produced 4,212 ounces of gold and for the six months ended June 30, 2000, Hycroft's total gold production was 9,139 ounces. The Corporation estimates that Hycroft's gold production for the year 2000 will exceed 12,000 ounces.

The Corporation's efforts during the quarter have been directed towards working with its financial advisor and examining all potential financing opportunities including a potential merger. As part of this program the Corporation's engineers and geologists have been continuing to review the information and data at the Hycroft Mine to fully assess the potential value of the property and the economics of restarting operations. This work, which was carried out with the assistance and review of independent consultants Mineral Resources Development, Inc. ("MRDI"), resulted in the announcement of new reserves and resources at Hycroft on June 19, 2000. The resources are tabulated below.

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                                         GOLD GRADE      CONTAINED       CONTAINED
      RESOURCES              TONS          (OPT)         GOLD (OZ)      SILVER (OZ)
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
Measured & Indicated      41,865,000       0.0196         819,000        6,967,000
--------------------------------------------------------------------------------------
Inferred                  14,108,000       0.0152         213,000        2,407,000
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TOTAL                     55,973,000       0.0184        1,032,000       9,374,000
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

Vista designed two pits to develop the mineral resources. The smaller pit was designed to exploit only measured and indicated resources and therefore, by definition, contains the proven and probable reserves. The second, larger pit, which includes the smaller pit, was designed to develop also the inferred resources. This pit design therefore includes the proven and probable reserves and those mineral resources that can be mined for a profit. The results for both pits are tabulated below. MRDI expressed the opinion that these estimates of proven and probable reserves and mineral resources are reasonable and were estimated in accordance with industry standards.

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                                PROVEN AND PROBABLE RESERVES AND MINERAL RESOURCES
                                       ESTIMATED @$300 PER OUNCE GOLD PRICE
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                                                 ORE TONS      GOLD                       WASTE
                                                  (000'S)      GRADE        GOLD         (000'S)     STRIP
PIT DESIGN                                         TONS        (OPT)      (i) OUNCES       TONS      RATIO
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
(A)          Proven & Probable Reserves           23,791       0.0204       486,288
SMALL PIT    Inferred Resources                    2,349       0.0177        41,535
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             Total                                26,140       0.0202       527,823       33,304      1.24
=============================================================================================================
             Proven & Probable Reserves           23,791       0.0204       486,288
LARGE PIT    Measured & Indicated Resources        3,214       0.0179        57,516
             Inferred Resources                    4,368       0.0178        77,918
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             Total                                31,373       0.0198       621,722       38,967      1.24
=============================================================================================================


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Vista has completed a feasibility-level financial analysis of the incremental benefit of restarting the run-of-mine heap-leaching operation at Hycroft based on the larger pit. The metallurgical recovery, production schedule, and operating and capital costs were developed from Hycroft's operating results at Brimstone and were reviewed by MRDI. The analysis showed that the project would produce approximately 350,000 ounces over a 7-year period, at an average cash cost of $204 per ounce of gold (including royalties). The capital cost would be $4.9 million ($15 per ounce) with a pre-production stripping cost of $4.7 million and a working capital requirement of $2.3 million. The after-tax internal rate of return at a $300 per ounce spot gold price is estimated to be 34 percent. In addition the Corporation is continuing to study other production models, which may support a restart of mining at prices below $300 per ounce.

Exploration activities at Hycroft are being directed towards the previously announced geochemical anomaly and have revealed a 2000-foot long silicified fault breccia in the foot-wall of the structure that defines the east margin of the Brimstone pit. The silicified breccia has been mapped with widths ranging from 20 to 120 feet. The zone has consistently anomalous gold and silver values, with gold ranging from .006 to .014 ounces per ton, and silver values ranging from one to five ounces per ton. Secondary oxidized silver values over 30 ounces per ton have been obtained from chip samples of five feet in width. The zone is a new target, which offers the opportunity to increase the current Brimstone oxide ore reserves.

In the immediate foot-wall of this silicified structure, chalcedonic veins and pyritic silicification have been sampled. Vein widths of up to three feet have been encountered with neighboring pyritic silicification reaching widths of five feet. Silver values of ten to 30 ounces per ton have been obtained in five-foot chip samples and while this zone has not yet been drilled by Vista, it indicates that higher grade, vein type mineralization is present on the Hycroft Property.

In Bolivia the Corporation continues to hold the Amayapampa development project. To minimize holding cost, Vista has reached an agreement with the local community to maintain certain low cost social programs in exchange for maintenance and security services at the project site.

The Corporation has relocated its executive office to 7961 Shaffer Parkway, Suite 5, Littleton, Colorado 80127. The new telephone number is (720) 981-1185 and the facsimile number is (720) 981-1186.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in Nevada, a development project in Bolivia, and exploration projects in North and South America.

Mike B. Richings
President and Chief Executive Officer

August 11, 2000

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K as amended.

For further information, please contact Investor Relations at (720) 981-1185 or (888) 629-2450.

                                  [LETTERHEAD]


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